Exhibit (e)(24)

< Strictly Confidential >

February 2, 2009

VIA EMAIL AND OVERNIGHT COURIER

Colin Goddard, Ph.D.
Chief Executive Officer
OSI Pharmaceuticals, Inc.
41 Pinelawn Road
Melville, NY 11747

Dear Dr. Goddard:

We appreciate the time that you spent with my colleagues, Drs. Masaki Doi and Kaori Maeda, on January 14, 2009 in San Francisco. As Dr. Doi expressed, in evaluating the future of our industry and the strategic objectives for Astellas Pharma Inc. (“Astellas”), we have concluded that a combination of OSI Pharmaceuticals, Inc. (“OSI” or “the Company”) with Astellas presents a very compelling proposition for our respective shareholders, employees and other important stakeholders.

We have actively followed OSI for some time and are extremely impressed with your management team, the Company’s achievement and future prospects. Specifically, we compliment OSI on its progression over the last several years from a research-focused organization to a company able to successfully develop a novel therapeutic, establish a commercial infrastructure, and create a robust pipeline. By bringing our two organizations together, our increased scale and financial strength would enable the combined company to expedite bringing additional products through development and ensure their successful commercialization. The combination would also be complementary from geographical and therapeutic area focus perspectives, leveraging your existing presence in the United States with our global footprint and accelerating our aspiration to become one of the leading players in the oncology area. We believe Astellas could serve as a platform for OSI’s future success and, as we experienced in the past, the larger combined entity would allow us to maximize the goal of discovering, developing and delivering novel medications for patients with unmet medical needs far better than each company could independently.

Astellas is a leading global pharmaceutical company formed through the merger of Yamanouchi and Fujisawa in 2005, with nearly $10 billion in revenue. We have a history of successfully developing, launching and commercializing new drugs and have a significant product pipeline. Some of our leading products include Prograf (immunosuppressant), Flomax/Harnal (BPH) and VESIcare (OAB). Since our decision to expand our capabilities to biologies and to enter into oncology area, Astellas successfully acquired Agensys in

Colin Goddard, Ph.D.
OSI Pharmaceuticals, Inc.
February 2, 2009

December 2007, a Santa Monica-based monoclonal antibody company specialized in oncology, and it has already become an integral part of Astellas global operations.

Based on publicly available information regarding the Company and our knowledge of the industry, Astellas is prepared to provide this non-binding indication of interest for the acquisition of OSI for between $55.00 - $57.00 per share in cash on a fully diluted basis. This price range represents a 54% - 60% premium to OSI’s closing share price as of January 30, 2009 as well as a substantial premium to OSI’s three month average share price. We believe, and expect that you will agree, that this proposal ascribes significant present value to the current success and future potential of OSI. We also believe such an offer provides a very attractive opportunity for your shareholders to realize liquidity at a substantial premium. Our proposal is not subject to any financing condition and thus delivers significant immediate value to your shareholders, with no execution risk in this very volatile market environment.

We have received approval from our Global Management Committee to submit this letter, and we have discussed this opportunity with our Board of Directors. They support our submission of this proposal and proceeding with further discussions to complete a potential transaction. Prior to executing a definitive proposal, we will need to obtain formal authorization from our Board. Given that we are financing the transaction from available cash and other available resources, there are no authorizations related to financing that need to be secured.

Given Astellas’s familiarity with the industry and your company, we are prepared to move expeditiously, on an exclusive basis, towards announcing a successful execution of a definitive agreement by March 31, 2009. The transaction would, of course, be subject to the satisfactory completion of a due diligence review, negotiation of definitive deal documents, Board approvals and standard regulatory approvals. If you agree, we could start the due diligence review immediately after the execution of the enclosed mutual non-disclosure agreement.

We have engaged Citigroup Global Markets, Inc., Ernst & Young LLP, and Morrison & Foerster LLP as our external financial, accounting and legal advisors, respectively, to assist us with this transaction. Each of these organizations has significant expertise in executing cross-border M&A transactions and will help ensure the successful completion of the proposed transaction.

We are pleased to provide this non-binding proposal to demonstrate our interest in pursuing a strategic transaction between OSI and Astellas. This letter is being provided for discussion purposes only and does not constitute or create any obligation or commitment to pursue a transaction on the part of either OSI or Astellas. We have no intent to publicly disclose this letter, and would also expect you and the OSI Board to maintain this expression of interest as strictly confidential. Upon any unauthorized disclosure of this letter to any third party (other than our respective external advisors, in each case on a confidential basis), our proposal will be withdrawn in our sole discretion.

Colin Goddard, Ph.D.
OSI Pharmaceuticals, Inc.
February 2, 2009

The key contacts for Astellas and Citigroup are:

Masaki Doi, Ph.D.	Naoki Okamura
Corporate Executive	Senior Director, Business Development
Vice President, Business Development
Astellas Pharma Inc.	Astellas Pharma Inc.
2-3-11 Nihonbashi-Honcho	2-3-11 Nihonbashi-Honcho
Chuo-ku, Tokyo 103-8411, Japan	Chuo-ku, Tokyo 103-8411, Japan
Phone: (0081) 3 3244 2500	Phone: (0081) 3 3244 2505
Email: masaki.doi@jp.astellas.com	Email: naoki.okamura@jp.astellas.com

Christopher Hite	Vikram Bhardwaj
Managing Director	Managing Director
Global Co-Head of Healthcare	Mergers & Acquisitions
Investment Banking
Citigroup	Citigroup
388 Greenwich Street	633 West Fifth Street, Suite 6300
New York, NY 10013	Los Angeles, CA 90071
Phone: (212) 816 1818	Phone: (213) 833 2349
Email: christopher.hite@citi.com	Email: vikram.bhardwaj@citi.com

We are very enthusiastic about the potential combination of our companies. We will contact you after your receipt of this letter to discuss when we might hear back regarding your Board’s reaction to our proposal and how best to move forward.

Very truly yours,

Masafumi Nogimori
President and CEO